SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Viagens opens in Belo Horizonte the store number 100

We got half of the 200 units expected to be opened all over Brazil by December of this year

São Paulo, July 11th, 2011 - TAM Viagens, our tourism operator, opens today its hundredth store. It is located at Minas Shopping, in Belo Horizonte (MG). The first branch office under the franchise system was also established in the capital city of Minas Gerais, at Shopping Pátio Savassi in October 2010. Now, TAM Viagens reaches half the predicted expansion of its network, which must reach 200 units in Brazil by December of this year.

"The 100 store is a milestone in the history of TAM Viagens, achieved when we receive new investors and offer better credit options for the franchisee. Thus, we increase our presence all over Brazil and draw new predictions, always optimistic. I have no doubt that we will exceed the target of stores this year", said Paulo Castello Branco, Vice President of Sales and Alliances of TAM.

In June, our operator contracted an accord with Caixa Econômica Federal. Through it, the current and future franchisees have access to credit lines and other banking services. A new investor, for example, already has pre-approved financing in the bank in case his business plan is approved by TAM Viagens.

Our tourism operator recently opened five more franchises. They are established in the cities of Curitiba (PR), Ribeirão Preto (SP), Rio Branco (AC), Anápolis (GO) and a new unit in the capital city of São Paulo, at Largo Treze de Maio, in Santo Amaro. Meanwhile, 80 new agencies are already approved and under implementation - mostly in regions with high consumption potential and still no network coverage. Information about franchises are available at:  www.franquiastamviagens.com.br.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Linhas
Aéreas and Director of Investor Relations for TAM S.A)
Jorge Bonduki Helito (IR Manager)
Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715
Fax: (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795
Mobile. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)
We operate direct flights to 48 destinations in Brazil and 19 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 44.4% in May; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 89.6% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (155 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 14 million tickets via point redemption and is part of the Multiplus network, currently with 8.3 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,160 destinations in 181 countries.

Disclaimer about future information:
This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.